UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form N-8F/A

Application for Deregistration of Certain Registered Investment Companies.

I.                                        General Identifying Information

1.                                      Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

☐                                    Merger

☒                                  Liquidation

☐                                    Abandonment of Registration
(Note:  Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

☐                                    Election of status as a Business Development Company (Note:  Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

2.                                      Name of fund:  Morgan Stanley Dean Witter Select Equity Trust

3.                                      Securities and Exchange Commission File No.:  811-05065

4.                                      Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

☐                                    Initial Application                     ☒                 Amendment

5.                                      Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

2000 Westchester Avenue

Purchase, New York 10577

6.                                      Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

Scott Richardson

Morgan Stanley Smith Barney LLC
2000 Westchester Avenue

Purchase, New York 10577
(914) 225-5723

7.                                      Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-l and 31a-2 under the Act [17 CFR 270.31a-l, 31a-2]:

NOTE:          Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-l and 3la-2 for the periods specified in those rules.

Ron Miller
Morgan Stanley Smith Barney LLC
1221 Avenue of the Americas

New York, New York 10020
(212) 762-6955

8.                                      Classification of fund (check only one):

☐                                    Management company;

☒                                  Unit investment trust; or

☐                                    Face-amount certificate company.

9.                                      Subclassification if the fund is a management company (check only one):

☐                                    Open-end                                           ☐                                    Closed–end

10.                               State law under which the fund was organized or formed (e.g., Delaware, Massachusetts):

New York

11.                               Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund’s contracts with those advisers have been terminated:

Not Applicable

12.                               Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund’s contracts with those underwriters have been terminated:

Not Applicable

13.                               If the fund is a unit investment trust (“UIT”) provide:

(a)                                 Depositor’ name(s) and address(es)

Morgan Stanley & Co. Incorporated

1585 Broadway
New York, New York 10020;

(b)                                 Trustee’s name(s) and address(es)

Not Applicable

14.                               Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

☐ Yes                                                             ☒ No

If Yes, for each UIT state:

Name(s):

File No. : 811-

Business Address:

15.                               (a)                                 Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

No Board of Directors for a unit investment trust.

(b)                                 Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

Each underlying series of the trust terminated in accordance with the terms of the trust indenture resulting in liquidation of the securities in each portfolio.

II.                                   Distributions to Shareholders

16.                               Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

☒ Yes                                                           ☐ No

(a)                                 If Yes, list the date(s) on which the fund made those distributions:

(b)                                 Were the distributions made on the basis of net assets?

☐ Yes                                                             ☐ No

(c)                                  Were the distributions made pro rata based on share ownership?

☐ Yes                                                             ☐ No

(d)                                 If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

(e)                                  Liquidations only:

Were any distributions to shareholders made in kind?

☐ Yes                                                             ☒ No

If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

17.                               Closed-end funds only:
Has the fund issued senior securities?

☐ Yes                                                             ☐ No

If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

18.                               Has the fund distributed all of its assets to the fund’s shareholders?

☒ Yes                                                           ☐ No

If No,

(a)                                 How many shareholders does the fund have as of the date this form is filed?

(b)                                 Describe the relationship of each remaining shareholder to the fund: A holder of the Fund’s common stock is accorded the rights of such a holder under the laws of the State of Maryland and the Fund’s articles of incorporation. As the Fund has made its final liquidating distribution and does not have any distributable assets, the shares do not have any value.

19.                               Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

☐ Yes                                                             ☒ No

If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

Not Applicable

III.                              Assets and Liabilities

20.                               Does the fund have any assets as of the date this form is filed?
(See question 18 above)

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each asset retained by the fund as of the date this form is filed:

(b)                                 Why has the fund retained the remaining assets?

(c)                                  Will the remaining assets be invested in securities?

☐ Yes                                                             ☐ No

Not Applicable

21.                               Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

☐ Yes                                                             ☒ No

If Yes,

(a)                                 Describe the type and amount of each debt or other liability:

(b)                                 How does the fund intend to pay these outstanding debts or other liabilities?

Not Applicable

IV.                               Information About Event(s) Leading to Request For Deregistration

22.                               (a)                                 List the expenses incurred in connection with the Merger or Liquidation:

(i)                                   Legal expenses:

Not Applicable

(ii)                                Accounting expenses:

Not Applicable

(iii)                             Other expenses (list and identify separately):

Not Applicable

(iv)                            Total expenses (sum of lines (i) - (iii) above):

Not Applicable

(b)                                 How were those expenses allocated?

Not Applicable

(c)                                  Who paid those expenses?

Not Applicable

(d)                                 How did the fund pay for unamortized expenses (if any)?

Not Applicable

23.                               Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

☐ Yes                                                             ☒ No

If Yes, cite the release numbers of the Commission’s notice and order or, if no notice or order has been issued, the file number and date the application was filed:

Not Applicable

V.                                    Conclusion of Fund Business

24.                              Is the fund a party to any litigation or administrative proceeding?

☐ Yes                                                             ☒ No

If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25.                               Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

☐ Yes                                                             ☒ No

If Yes, describe the nature and extent of those activities:

VI                                  Mergers Only

Not Applicable

26.                               (a)                                 State the name of the fund surviving the Merger:

Not Applicable

(b)                                 State the Investment Company Act file number of the fund surviving the Merger:

Not Applicable

(c)                                  If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

Not Applicable

(d)                                 If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

Not Applicable

VERIFICATION

The undersigned states that (i) he has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of Morgan Stanley Dean Witter Select Equity Trust, (ii) he is the Executive Director of Morgan Stanley Dean Witter Select Equity Trust, and (iii) all actions by shareholders, trustees, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken.  The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.

Signature:
/s/ Scott Richardson
Name: Scott Richardson
Title: Executive Director